                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia Group: Board of Directors examines and approves Interim Financial Statements at 30 September 2011

►

REVENUES: €22,059 MILLION (+10.9% COMPARED WITH THE FIRST NINE MONTHS OF 2010)

►

ADJUSTED NET FINANCIAL POSITION: €29,948 MILLION, DOWN €1,520 MILLION ON 31 DECEMBER 2010 (€31,468 MILLION); -€3 BILLION COMPARED WITH 30 SEPTEMBER 2010

BERNABÈ: “TELECOM ITALIA CONTINUES TO STRENGTHEN ITS POSITION IN GROUP CORE MARKETS AND ITS CASH GENERATION. THE IMPROVED DOMESTIC TRENDS, COUPLED WITH EFFECTIVE OPERATIONAL AND FINANCIAL MANAGEMENT ALLOWS US TO CONFIRM OUR TARGETS.”

EBITDA: €9,175 MILLION (+8.3% COMPARED WITH THE FIRST NINE MONTHS OF 2010)

ORGANIC EBITDA: €9,234 MILLION (-1.0% COMPARED WITH THE FIRST NINE MONTHS OF 2010)

EBIT: €1,847 MILLION (4,304 MILLION AS OF 30 SEPTEMBER 2010), IN REDUCTION FOLLOWING THE GOODWILL WRITE-DOWN ALREADY REPORTED IN JUNE ON DOMESTIC BUSINESS OF €3,182 MILLION

ORGANIC EBIT: €5,052 MILLION (+4.9% COMPARED WITH THE FIRST NINE MONTHS OF 2010)

OPERATING FREE CASH FLOW: €4,524 MILLION (+1,073% COMPARED WITH THE FIRST NINE MONTHS OF 2010)

NET INCOME: -€1,206 MILLION; EXCLUDING THE GOODWILL WRITE-DOWN, THE NET RESULT FOR THE PERIOD WOULD AMOUNT TO €2 BILLION (+8.6% COMPARED WITH THE PREVIOUS YEAR)

BOARD OF DIRECTORS APPROVES JOINT PROJECT WITH GROUP F2i FOR FIBRE OPTICS IN MILAN

THIRD QUARTER 2011 RESULTS

REVENUES: €7,516 MILLION (+12.6% COMPARED WITH Q3 2010)

EBITDA: €3,198 MILLION (+16.6% COMPARED WITH Q3 2010)

EBIT: €1,888 MILLION (+32.7% COMPARED WITH Q3 2010)

CONSOLIDATED EARNINGS: €807 MILLION (+32.7% COMPARED WITH Q3 2010)

***

The preliminary results for the first nine months of 2011 will be illustrated to the financial community during a conference call scheduled for 10:00 am (Italian time) on 11 November. Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

A slide presentation with audio streaming will be available at www.telecomitalia.com/9M2011/ita. Those unable to connect live may follow the presentation until 18 November 2011 by calling: +39 06 334843 (access code 373975#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

***

This press release uses certain alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Difference in Revenues, EBITDA and EBIT; Net Financial Borrowings and Adjusted Net Financial Borrowings, whose meaning and content are defined in the Appendix.

The Telecom Italia Group Interim Financial Report at 30 September 2011 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Unified Finance Law - TUF) and subsequent amendments and supplements and with Consob Communication n. DEM/8041082 of April 30 2008 (Quarterly reporting by issuers of listed shares who give Italy as state of origin).

The accounting and consolidation principles adopted in the preparation of the Interim Statement  were consistent with those used for the Telecom Italia Group Consolidated Statements at 31 December 2010, with the exception of certain new Principles/Interpretations adopted by the Group from 1 January 2011 and already explained in the 2010 statements. These new Principles/Interpretations have no impact on the Interim Financial Statements at 30 September 2011.

In particular we should point out that the updated impairment test on the value of goodwill, already performed for the First Half Financial Report at 30 June 2011, will be carried out with the drafting of the Annual 2011 Financial Statements, also on the basis of the flows foreseen by the new Industrial Plan 2012 – 2014, to be approved shortly.

With reference to internal factors, overall operational performance of Telecom Italia Group in Q3 2011 was in line with the targets previously communicated to the market based on the impairment test of 30 June 2011. As regards external factors, due to the high levels of macroeconomic uncertainty and volatility of the financial markets, we believe that stock prices and other external measures do not currently represent a pressing and unequivocal signal that a new impairment test is required.

Note that the section "Outlook for the 2011 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 11 November 2011

The Telecom Italia Board of Directors, chaired by Franco Bernabè, yesterday examined and approved the Group’s Interim Financial Statements at 30 September 2011.

Telecom Italia Chairman Franco Bernabè said: “The first nine months of 2011 have been extremely eventful for our Group: the LTE frequencies in Italy, the acquisition of AES Atimus in Brazil, the capital increase of TIM Participações and the strengthening of our economic interest in Telecom Argentina, confirm the progress of our strategy of reinforcement in core markets. We also reported – added Bernabè - continued improvement in operating results on the domestic market and in Latin America and further reinforcement of cash generation, bringing a sharp reduction in Telecom Italia's indebtedness. Effective operational and financial management of the Group permits us to confirm our previous targets”.

TELECOM ITALIA GROUP

On 27 July 2011 the 4G Holding group (belonging to the Domestic Business Unit) entered the consolidation area following the purchase of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l. The acquisition of 4G Holding, with its 200 sales points in the major Italian shopping malls, will enable Telecom Italia to reinforce its positioning among specialist retailers of telephone devices and broaden its countrywide presence.

On 30 September 2011 Loquendo S.p.A. (Domestic Business Unit) was sold and consequently excluded from the consolidation perimeter.

On 13 October 2010 Sofora – Telecom Argentina entered the consolidation area following the increase from 50% to 58% of Telecom Italia Group's stake in Sofora Telecomunicaciones S.A., the Telecom Argentina holding company. In January 2011 and

March 2011 further equity purchases were made raising the Group's economic interest in Telecom Argentina from 16.2% to 21.1%.

The Sofora data are presented within Telecom Italia Group under the BU known as "Argentina Business Unit".

In 2010 the following companies left the consolidation area: HanseNet Telekommunikation GmbH (a German broadband carrier) already posted under Discontinued Operations, which was sold on 16 February 2010; Elettra (included in the Domestic Business Unit – International Wholesale), sold on 30 September 2010; BBNed Group (included in Other Operations), sold on 5 October 2010.

Revenues in the first nine months of 2011 amounted to €22,059 million, up 10.9% from €19,899 million in the first nine months of 2010. In terms of organic variation, the growth in consolidated revenues was by 1.9%.

In detail, the organic variation in revenues is calculated by:

►

taking into account the effect of changes to the consolidation area (+€1,707 million, mainly due to the entry of the Argentina BU);

►

taking into account the effect of exchange rate variations (+€81 million, almost entirely due to forex gains of the Brazil BU, amounting to €93 million);

►

excluding other non organic revenues, amounting to €35 million in the first nine months of 2010 following the termination in Q2 2010 of the loyalty program “1001TIM” which had resulted in a posting of revenues from bonus-points not used by the customer and previously deferred.

Revenues, broken down by business unit, are as follows:

	1.1 – 30.9 2011		1.1 – 30.9 2010		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	14,098	63.9	15,032	75.5	(934)	(6.2)	(5.7)
- Core Domestic	13,450	61.0	14,251	71.6	(801)	(5.6)	(5.4)
- International Wholesale	1,011	4.6	1,207	6.1	(196)	(16.2)	(13.3)
Brazil	5,395	24.5	4,498	22.6	897	19.9	17.5
Argentina	2,324	10.5	-	-	2,324	-	27.4
Media, Olivetti and Other Operations	398	1.8	500	2.5	(102)	(20.4)	(9.1)
Adjustments and eliminations	(156)	(0,7)	(131)	(0.6)	(25)
Total Consolidated	22,059	100.0	19,899	100.0	2,160	10.9	1.9

Consolidated revenues for the third quarter of 2011 amounted to €7,516 million, up €840 million from the same period of 2010 (+12.6%). In organic terms the improvement was 3.7%, up 2.7 percentage points compared with the improvement in the first half of 2011. The performance in Q3 2011 was driven by the positive progress of the Brazil and Argentina Business Units which grew by 18.9% and 26.7% respectively, compared with the previous year period, and by the improving trend in the Domestic segment. In particular,

Domestic revenues showed a significant easing in the downturn by nearly half in Q3 2011 compared with first quarters ( -3.8% in Q3, -6.0% in Q2 and -7.4% in Q1).

EBITDA came to €9,175 million, up €700 million (+8.3%) on the previous year period, with margin at 41.6% of revenues (42.6% in the first nine months of 2010). In organic terms EBITDA fell by 1%, 1.2 pp lower in proportion to revenues (41.9% in the first nine months of 2011 compared with 43.1% in the first nine months of 2010).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	1.1 – 30.9 2011		1.1 – 30.9 2010		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	6,993	76.2	7,210	85.1	(217)	(3.0)	(4.9)
% of Revenues	49.6		48.0		1.6 pp		0.4 pp
Brazil	1,444	15.7	1,281	15.1	163	12.7	10.7
% of Revenues	26.8		28.5		(1.7) pp		(1.7) pp
Argentina	759	8.3	-	-	759		23.8
% of Revenues	32.7		-				(0.9) pp
Media, Olivetti and Other Operations	(20)	(0.2)	(17)	(0.2)	(3)	(17.6)
Adjustments and eliminations	(1)		1	-	(2)
Total Consolidated	9,175	100.0	8,475	100.0	700	8.3	(1.0)
% of Revenues	41.6		42.6		(1.0) pp		(1.2) pp

Consolidated EBITDA in the third quarter 2011 amounted to €3,198 million, up €456 million (+16.6%). In organic terms the increase was 0.8%. Organic EBITDA margin stood at 42.7% (- 1.3 percentage points from 44.0% in the same period of 2010); this fact is attributable to the greater weight of business in South America, whose margins are lower than Domestic business.

Write-downs of non current assets amount to €3,182 million in the first nine months of 2011, following the goodwill write-down of domestic business already done on the basis of the impairment test at 30 June 2011.

EBIT stood at €1,847 million, down €2,457 million compared with the first nine months of 2010.

The organic EBIT variation, excluding also the goodwill write-down referred to above, was a positive €235 million (+4.9%) while organic EBIT margin rose to 22.9% (22.2% in the first nine months of 2010).

Consolidated EBIT in Q3 2011 amounted to €1,888 million, registering a €465 million increase on the same period of last year (+32.7%). In organic terms the increase was of 6.4%. Organic EBIT margin stood at 24.9%, up 0.7 percentage points compared with the third quarter of 2010.

The net result attributable to shareholders of the parent company was a negative €1,206 million, down €3,025 million compared with the first nine months of 2010 (€1,819 million). Excluding the effect of the goodwill write-down, profits for the period would amount to €1,976 million, up €157 million compared the previous year period.

The profits for Q3 2011 attributable to equity holders of the parent company is €807 million, an increase of 32.7% compared with the same period of the previous year.

Capex amounted to €3,190 million, up €252 million compared with the first nine months of 2010, broken down as follows:

(Euro mln.)	1.1 - 30.9.2011		1.1- 30.9.2010		Change
		%		%
Domestic	2,015	63.2	2,153	73.3	(138)
Brazil	807	25.3	741	25.2	66
Argentina	331	10.4	-	-	331
Media, Olivetti and Other Operations	37	1.1	44	1.5	(7)
Adjustments and eliminations	-	-	-	-
Total Consolidated	3,190	100.0	2,938	100.0	252
% of Revenues	14.5		14.8		(0.3) pp

Operating free cash flow  came to €4,524 million, up €1,073 million from the first nine months of 2010, (€684 million taking into account the payment in Q3 2010 to the Revenue Agency in relation to the Telecom Italia Sparkle case). This increase confirms the Group's high and growing cash generation capacity, resulting from the positive contribution of the Domestic and Brazil markets as well as from the entry into the consolidation area of the Argentina Business Unit.

Adjusted net financial position stood at €29,948 million, down €1,520 million compared with 31 December 2010 (€31,468 million). The improvement in operating free cash flow, together with the receipt of €398 million for the sale of a stake in EtecSA (Cuba), amply covered the payment of dividends (€1,326 million, of which €1,183 million distributed by the parent), taxes of around €700 million and equity purchases in the first nine months to increase Telecom Italia Group's economic interest in Telecom Argentina from 16.2% to 21.1%. Compared with 30 September 2010 (€32,985 million) the net financial position was lower by more than €3 billion, testifying to the positive progress on deleveraging.

In Q3 2011 adjusted net financial position fell by €1,171 million from the €31,119 million at 30 June 2011: the positive effects of dynamic management absorbed the payment of income taxes in July.

Accounting net financial position stood at €30,250 million, down by €1,837 million from 31 December 2010 (€32,087 million) and by €1,255 million against 30 June 2011 (€31,505 million).

Group headcount stood at 85,126 employees, of whom 58,266 in Italy (84.200 at 31 December 2010, of whom 58.045 in Italy).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

►

Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), Telecom Italia Sparkle Group business (International Wholesale) as well as associated support operations;

►

Brazil Business Unit: refers to telecommunications operations in Brazil;

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Argentina Business Unit: includes fixed-line (Telecom Argentina) and mobile (Telecom Personal) telecommunications in Argentina, and mobile (Núcleo) in Paraguay;

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Media Business Unit: includes TV network-related activities and operations;

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Olivetti Business Unit: focuses on the development and manufacturing of digital printing systems, office products and IT services;

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Other Operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

Figures for Telecom Italia Media at 30 September 2011 can be found in the press release issued on 28 October 2011, following the Board Meeting's approval.

DOMESTIC

►

Domestic revenues amounted to €14,098 million, down 6.2% on the same period of 2010 (€15,032 million) and with an organic variation of -5.7%.

Highlights:

Core Domestic Revenues

Core Domestic revenues amounted to €13,450 million, down 5.6% (€14,251 million in the first nine months of 2010) and with an organic variation of -5.4%.

The performance of the individual market segments as compared with the same period of 2010 is as follows:

•

Consumer: the segment reported a drop in revenues of €512 million compared with the first nine months of 2010 (-7.0%). In organic terms the reduction amounted to €477 million (-6.5%), confirming the recovery trend of the previous quarter (Q3 -4.0% compared with -6.4% in Q2 and -9.2% in Q1). Organic revenues do not include €35 million in Q2 2010 from the termination of the loyalty program “1001TIM” which had resulted in a posting of revenues from bonus-points not used by the customers and previously deferred. The organic decrease is entirely attributable to revenues from services (-€505 million, -7.0% in the nine months, -4.6% in the third quarter). This contraction is attributable to traditional voice services, both Mobile and Fixed-line, only partly offset by growth in Internet Mobile revenues (+€53 million, +16% compared with the previous year period; +23.7 in the third quarter);

•

Business: this segment reported a reduction in revenues of €183 million, showing steady improvement from the beginning of the year (-6.9% in the first nine months of 2011 compared with  -7.1% in H1 2011). The downturn primarily concerns the Mobile segment and traditional Fixed-line Voice services, the latter attributable to the erosion of the client base (-5.2% compared with 30 September 2010);

•

Top: accumulated revenues fell in the first nine months of 2011 by €125 million compared with the previous year period (-4.9%) representing a recovery in the third quarter (-4.2% compared with -4.9% in Q2 and -5.8% in Q1). The decline came mainly in revenues from services (-€107 million,       -4.8% in the first nine months of 2011) trending upward in Q3 (-3.3%compared with -3.8% in Q2 and -7.1% in Q1 2011), in particular thanks to growth in the Mobile Broadband and ICT fixed-line segments.

•

National Wholesale: the increase in revenues (+€30 million, +1.9%) was driven by growth in OLO (Other Licensed Operators) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

International Wholesale Revenues

In the first nine months of 2011 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €1,011 million, down €196 million from the same period of 2010 (-16.2%). This decline was almost entirely attributable to voice services (-€171 million, -20%), affected by sharp pricing pressures owing to the competitiveness of the market and by rationalization measures based on a more selective customer portfolio and traffic collection approach.

Besides the breakdown by market segment given above, the following revenue figures are distinguished by technology (fixed-line/mobile).

Fixed-Line Telecommunications Revenues

In the first nine months of 2011 revenues amounted to €10,040 million, down €476 million (-4.5%) from the previous year period. The contraction is mainly attributable to the reduction in retail accesses which as of end September 2011 stood at around 15 million (-3.4% compared with 31 December 2010, -4.9% compared with 30 September 2010). This negative trend slowed in Q3 compared with previous quarters    (-135,000 lines in Q3 2011 as against -183,000 lines in Q2 and –206,000 lines in Q1), thanks to commercial strategies aimed at customer retention and recovery. Revenues from BroadBand services meanwhile held firm thanks to a customer portfolio that remains almost stable despite tough market conditions, confirming the fiercely competitive environment and mounting signs of saturation. The total BroadBand portfolio amounted to 9.1 million accesses (+14,000 compared to 31 December 2010), made up of 7.1 million Retail (with a market share that has levelled off at around 54% after a period of continual dilution) and 1.9 million Wholesale accesses.

Revenue trends in the main business areas are as follows:

	1.1 – 30.9. 2011		1.1 – 30.9.2010		Change
(Euro mln.)%			%		absolute	%

Retail Voice	4,261	42.4	4,613	43.9	(352)	(7.6)
Internet	1,267	12.6	1,317	12.5	(50)	(3.8)
Business Data	1,143	11.4	1,146	10.9	(3)	(0.3)
Wholesale	3,090	30.8	3,136	29.8	(46)	(1.5)
Others	279	2.8	304	2.9	(25)	(8.2)
Total Fixed-Line Telecommunications Revenues	10,040	100.0	10,516	100.0	(476)	(4.5)

Retail Voice

Revenues in this area have felt the effect of competitive dynamics that have led to a physiological reduction in the customer base (-3% from 31 December 2010, although the trend appears to be constantly slowing) and a contraction in traffic volumes. Revenues were also hit by the reduction in regulated fixed-to-mobile termination rates. The falling trend saw a distinct attenuation in Q3 thanks to a simpler tariff scheme.

Internet

In this area of business BroadBand revenues fell only slightly (-€13 million, -1.1%), protected by our market share and retail customer base (essentially stable at 7.1 million of which 87% with flat-rate schemes) and to our defence of ARPU (which grew in Q3 faster than in the same period of last year, partly thanks to the migration from free to flat-rate), notwithstanding the pressure and aggressiveness of our competitors in particular on price, especially in the first half of the year.

Business Data

Revenues in this segment appear essentially stable compared with the corresponding period of 2010, thanks to ICT revenues of €585 million (+€46 million, +8.5%) which has partially offset the effect of the economic climate and the contraction of prices on traditional leased lines and data transmission.

Wholesale

Revenues for the first nine months of 2011 for the entire segment, including Wholesale International, stood at €3,090 million, down due to the reduction in international voice services. In the first nine months of 2011 the customer portfolio of Telecom Italia’s National Wholesale division reached 7 million accesses for voice services and over 1.9 million accesses for broadband services.

Mobile Telecommunications Revenues

The Mobile segment continues to show structural improvement in sales performance, demonstrating the value of the repositioning strategy: the customer base grew by 661,000 lines from the end of 2010 to reach 31.7 million with a churn of 16.4% at 30 September 2011, down from 16.8% in the same period of 2010.

Revenues in the first nine months of 2011 came to €5,286 million, showing a steady trend of improvement (-6.5% in Q3 compared with -7.6% in Q2 and -12% in Q1). For service revenues the variation in organic terms compared with the same period of 2010 is -9.3% (-7.5% in Q3 as against -8.7% in Q2 and -11.7% in Q1).

Revenue trends in the main business areas are as follows:

	1.1 – 30.9. 2011		1.1 – 30.9.2010		Change
(Euro mln.)%			%		absolute	%

Outgoing voice	2,723	51.5	3,069	52.7	(346)	(11.3)
Incoming voice	871	16.5	1,047	18.0	(176)	(16.8)
VAS	1,503	28.4	1,536	26.4	(33)	(2.1)
Handsets	189	3.6	170	2.9	19	11.2
Total Mobile Telecommunications Revenues	5,286	100.0	5,822	100.0	(536)	(9.2)

Outgoing voice

The fall in revenues is entirely attributable to lower average prices (a steadily weakening trend stabilising in Q3), due to policies aimed at regaining competitiveness, supporting sales, reducing customer churn rates and stimulating traffic.

Incoming voice

Revenues in this area slipped mainly due to the lower mobile termination rates (-16.7%).

Value added services (VAS)

The fall in revenues is primarily attributable to messaging (-€25 million) and content services (-€38 million). Vice versa, revenues from Mobile Internet (Browsing) saw growth of €30 million (+4.8%) with significant improvement over the course of the year, thanks to growth in both large screen users (+6.2%, of which Consumer +21.8%) and small screen users (+19.1%, of which Consumer +28.4%) and to the greater penetration and diffusion of enabling devices (Internet keys and Smartphones).

Handset sales

Revenues showed a positive trend also in terms of mix, buoyed by the increasing incidence of advanced handsets and mobile internet enabling devices (Smartphone volumes: +95% compared with the first nine months of 2010; +145% in Q3 compared with the same period of 2010).

►

EBITDA for the Domestic business unit amounted to €6,993 million, down €217 million (-3.0%) from the corresponding period of 2010. The EBITDA margin was 49.6%, up 1.6 percentage points compared with the first nine months of 2010. The contraction in revenues (-€934 million on the corresponding period of 2010) was partly compensated by selective control of fixed costs allowing us to dramatically contain and reduce them (total costs -€717 million, of which -€418 million net of cost of goods sold and interconnection rates).

►

Organic EBITDA came to €7,069 million, down €368 million compared with the first nine months of 2010 (-4.9%), EBITDA margin at 50.1% of revenues slightly improved on the same period of 2010

(+0.4 percentage points). In particular in Q3 (as in Q2) we see a recovery in profits and a significant reduction in the negative trend compared with 2010: -2.5% in Q3 2011 (-€64 million) compared with -4.8% in Q2 (-€117 million) and -7.6% in Q1 (-€187 million).

►

EBIT for the Domestic business unit amounted to €850 million, down €3,188 million. In particular it felt the impact of the goodwill write-down for the Core Domestic cash generating unit of €3,182 million, already reported in H1. The organic change in EBIT was negative by €180 million (-4.2% in the previous year period) while organic EBIT margin came to 28.9% of revenues (28.4% in the first nine months of 2010).

►

Capex amounted to €2,015 million, down €138 million from the same period of 2010 mainly due to lower investments on IT and Service Creation. The capex margin was 14.3%, substantially in line with the first nine months of 2010.

►

The headcount came to 56,700 employees, 170 higher than on 31 December 2010.

***

BRAZIL

(average real/euro exchange rate 2.29395)

Revenues of Tim Brasil Group in the first nine months of 2011 came to 12,375 million reais, 1,843 million higher (+17.5%) than the corresponding period of 2010. Revenues from services in the first nine months of 2011 amounted to 11,093 million reais, up 9,945 million reais from the same period of previous year (+11.5%); meanwhile revenues from product sales rose from 587million reais in the first nine months of 2010 to 1,282 million reais in the same period of 2011 (+118.4%). ARPU stood at 21.2 reais in September 2011 compared with 23.9 reais in September 2010. The total number of lines at 30 September 2011 was 59.2 million, 26.1% higher than on 30 September 2010, representing a 26.0% market share.

EBITDA amounted to 3,313 million reais, up 314 million reais from the first nine months of 2010 (+10.5%); this growth with more or less stable sales costs on service revenues required to support revenue growth in a highly competitive environment is explained by operational efficiencies in industrial costs, personnel and the management of commercial finance.

EBITDA margin was 26.8%, down 1.7 percentage points from the previous year period. This result is a consequence of a strategy of penetration of the smartphone/webphone market as a lever to grow mobile data services and therefore exclusively linked to the previously mentioned growth in product sales. Compared to the first nine months of 2010, the organic change in EBITDA amounted to +322 million reais, with the EBITDA margin standing at 26.8% (28.5% in the first nine months of 2010).

EBIT amounted to 1,567 million reais (+789 million reais on the first nine months of 2010). This result can be ascribed to the higher contribution of EBITDA and to the reduction in amortisations of 467 million reais (1,745 million reais in the first nine months of 2011, 2,212 million reais in the first nine months of 2010).

Compared to the same period of 2010, the organic change in EBIT is positive by 797 million reais, with the organic EBIT margin standing at 12.7% (compared to 7.4% in the first nine months of 2010).

Capex came to 1,852 million reais, up 116 million reais compared with the first nine months of 2010. The extension of the new commercial strategy, begun in the first half and linked to handset sales, has led to a sharp fall in the capitalised component of SAC, while network infrastructure investments have risen to support voice and data traffic growth.

The headcount came to 10,223 employees, 109 higher than on 31 December 2010.

ARGENTINA

(average peso/euro exchange rate 5,74763)

The restated BU figures for the first nine months are provided for information purposes (illustrative and comparative) and were not included in the consolidated results of Telecom Italia Group as of September 2010, given that the BU was consolidated with effect from 13 October 2010.

Revenues for the first nine months of 2011 came to 13,357 million pesos, an increase of 2,872 million pesos (+27.4%) compared with the corresponding period of 2010 (10,485 million pesos) thanks to growth of the broadband and mobile customer base, as well as corresponding ARPU. The principal source of revenues for the Argentina Business Unit was mobile telephony which contributed 71% of consolidated BU revenues and grew by over 33% compared with the first nine months of 2010.

Fixed lines in service in the first nine months of 2011 (4.1 million) were up slightly from 31 December 2010 largely thanks to bundling with Internet services. Despite the freezing of tariffs imposed by the Economic Emergency Law of January 2002, ARBU (Average Revenue Billed per User) grew by more than 7% compared with the first nine months of 2010 as a result of sales of packages including minutes of traffic and value added services.

Telecom Argentina's overall broadband client portfolio at 30 September 2011 came to 1,505,000 accesses, +125,000 year to date with a growth of approx. 9%. At the same time ARPU rose thanks to a pricing strategy which also involved fewer promotional discounts designed to win new customers and build loyalty.

Telecom Personal lines grew by 1,453,000 by the end of 2010 to reach a total 17.8 million lines by 30 September 2011, 31% of which with post-paid contracts. Meanwhile, thanks to the acquisition of high value customers and clear leadership in Smartphones, ARPU grew by around 16% to reach 49.8 pesos (42.8 pesos in the first nine months of 2010). Much of this growth is attributable to value added services (including SMS) and Mobile Internet, which together represent around 47% of mobile telephony revenues in the first nine months of 2011.

In Paraguay the Núcleo customer base grew by around 11% from 31 December 2010 to reach 2,078,000 lines, 16% of which with post-paid contracts. The company has established a reputation for providing the best 3G Internet service (as regards speed), continuing the trend of significant growth in the number of lines.

EBITDA rose by 839 million pesos (+23.8%) to reach 4,363 million pesos in the first nine months of 2011. The EBITDA margin was 32.7%, 0.9 percentage points less than the corresponding period in 2010, mainly due to the higher incidence of personnel costs.

EBIT amounted to 2,175 million pesos, a fall of 124 million pesos the first nine months of 2011 (-5.4%). The reduction is entirely attributable to the adoption of the purchase price method resulting in costs totalling 669 million pesos (around €116 million), which were absent in the first nine months of 2010, mainly due to higher amortisations. Excluding such charges EBIT would have shown an increase of 545 million pesos (+23.7% compared with the first nine months of 2010) thanks to the greater contribution of EBITDA. EBITDA margin was 16.3%, down 5.6 percentage points from the previous year period. Without the effects of the purchase price method, the incidence on revenues would have been 21.3%, essentially in line with the previous year period.

Capex amounted to €1,904 million pesos, up 20.3% from the same period of last year.

Headcount at 30 September 2011 amounted to 16,249 employees, 599 higher than at 31 December 2010 (+3.8%).

OLIVETTI

Revenues in the first nine months of 2011 were €226 million, down €33 million compared with the first nine months of 2010. In a market that has shrunk for the third year running, the downturn is due both to the Telecom Italia channel and to the fall in foreign sales. The other channels meanwhile report substantially resilient sales.

EBITDA was a negative €36 million, €12 million lower than in the first nine months of previous year. The fall was linked to lower margins on some proprietary products (especially inkjet printers) only in part offset by the control of fixed costs of €3 million compared with the first nine months of 2010.

EBIT was a negative €40 million, €13 million lower than in the first nine months of the previous year.

Capex amounted to €4 million, unchanged on the previous year period.

Headcount came to 1,090 employees, (999 in Italy and 91 overseas).

***

OUTLOOK FOR THE 2011 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the ongoing financial year, the goals linked to the main economic indicators, as described in the 2011-2013 Industrial Plan, foresee the following outcomes for the whole of 2011:

•

Organic revenues and EBITDA substantially stable compared with 2010 (considering 12-months' consolidation of the Argentina Business Unit);

•

Capex of around €4.8 billion, excluding the effects of the outcome of the bid to use LTE mobile frequencies in the domestic market, of around €1.2 billion;

•

Adjusted net financial position of around €30.7 billion by year-end 2011 (€29.5 billion excluding the outcome of the above bid).

***

EVENTS SUBSEQUENT TO 30 SEPTEMBER 2011

Bond issue

On 20 October 2011 Telecom Italia S.p.A. issued a bond of €750 million with an annual coupon of 7% and maturity at 20 January 2017. The bond issued at a price of 99.406% has a yield of 7.15%.

On 3 November 2011, Telecom Italia S.p.A. reopened the same bond issue for €250 million at a price of 102.522% and a yield of 6.423%. Altogether the issue amounted to €1 billion with a yield of 6.97%.

LTE frequency bid

On 3 October 2011 the Ministry of Economic Development–Department of Communications following the conclusion of bidding procedures informed Telecom Italia that it has been awarded two blocks of frequencies at 800 MHz, a block of frequencies at 1800 MHz and three blocks of frequencies at 2600 MHz. The total cost is €1,223 million, including a discount of €38 million to Telecom Italia in exchange for its commitment to use the frequencies awarded to build new networks using eco-sustainable equipment for over 50% of the work.

On 13 October 2011 Telecom Italia presented a request to pay part of the sum (up to a maximum of €456 million) in instalments. On 28 October 2011 Telecom Italia paid the sum of €767 million and took out a loan of €456 million for the remainder to be paid in instalments.

TIM Participações S.A. capital increase

On 27 October 2011 the capital increase of Tim Participações S.A. was completed via the issuance of total 200,258,368 ordinary shares at an ask price of 8.60 reais each, for a total 1.7 billion reais (around €700 million). In addition to the 190,796,858 shares of the initial offering, were 9,461,510 greenshoe option shares, entirely exercised, which TIM Participações S.A. granted to Morgan Stanley S.A. and Morgan Stanley & Co. LLC, member of the placement syndicate.

Telecom Italia Group, through Telecom Italia International N.V. – parent of the holding TIM Brasil Serviços and Participações S.A. – entirely underwrote its reserved quota of the capital increase for the sum of 1.1 billion reais (around €450 million), but was not able to acquire any of the shares issued following exercise of the greenshoe option. As a consequence its stake in Tim Participações S.A. fell to 66.68% from the previous 66.94%.

Acquisition of AES Atimus Group

On 31 October 2011 was completed, through the subsidiary Tim Celular S.A., the acquisition of AES Atimus Group from Companhia Brasiliana de Energia. The group is a telecommunications infrastructure operator in the states of San Paolo and Rio de Janeiro. The net price paid was of around 1.5 billion reais (approx. €650 million). Tim Celular S.A. therefore holds 100% of the company Eletropaulo Telecomunicações Ltda and 98.3% of AES Communications Rio de Janeiro S.A.

Share purchase of Telecom Argentina S.A. (Sofora Group)

On 27 October 2011 Inversiones Milano S.A., a wholly owned subsidiary of Telecom Italia Group, purchased 14.48 million class B shares of Telecom Argentina at a price of 20.50 argentine pesos per share. The equivalent-value of the transaction amounted to 296.84 million argentine pesos (around €51 million) and was paid on 1 November 2011. With this deal, Telecom Italia Group's economic interest in Telecom Argentina rose to 22.61%.

***

BOARD OF DIRECTORS APPROVES JOINT PROJECT WITH GROUP F2i FOR FIBRE OPTICS IN MILAN

The Board of Directors has approved a plan to set up a new company jointly with Group F2i (which would hold a controlling stake) to wire Milan’s buildings with fibre optic cable.

The new company would be responsible for laying the "dead" fibre inside the buildings, making it available at transparent and non-discriminatory conditions to any operator wishing to provide ultrabroadband services.

The plan foresees the eventual cabling of around 36,000 buildings, over 80% of properties in the city.

The Board has authorized top management to proceed with negotiations and finalize the agreements.

***

CORPORATE GOVERNANCE ISSUES

Below we present the calendar of meetings to approve the Telecom Italia S.p.A. financial statements for FY 2012:

►

23 February: Board of Directors' meeting to approve the preliminary financial statements;

►

29 March: Board of Directors' meeting to approve the annual financial statements and consolidated statements at 31 December 2011;

►

3 May: Board of Directors' meeting to approve the interim financial statements at 31 March 2012;

►

15 May: Shareholders’ Meeting for the approval of the financial statements at 31 December 2011;

►

1 August: Board of Directors' meeting to approve the 2012 half-yearly financial statements;

►

8 November: Board of Directors' meeting to approve the interim financial statements at 30 September 2012.

Payment of the 2011 dividend is scheduled for May 2012.

Any changes to the above dates will be promptly communicated.

***

The Manager designate for the preparation of accounting and corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for  a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the nine months ended September 30, 2011 and 2010.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half- Year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/ Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The reclassified Separate Consolidated Income Statements, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Report at September 30, 2011 and are unaudit.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	3rd Quarter 2011	3rd Quarter 2010	9 months to 9/30/2011	9 months to 9/30/2010	Change (a-b)	Change (a - b)
			(a)	(b)	amount	%

Revenues	7,516	6,676	22,059	19,899	2,160	10.9
Other income	59	56	167	160	7	4.4
Total operating revenues and other income	7,575	6,732	22,226	20,059	2,167	10.8
Acquisition of goods and services	(3,210)	(2,760)	(9,442)	(8,097)	(1,345)	(16.6)
Employee benefits expenses	(920)	(1,066)	(2,884)	(2,911)	27	0.9
Other operating expenses	(427)	(292)	(1,271)	(862)	(409)	(47.4)
Changes in inventories	54	5	135	(120)	255	°
Internally generated assets	126	123	411	406	5	1.2
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non- current assets (EBITDA)	3,198	2,742	9,175	8,475	700	8.3
Depreciation and amortization	(1,336)	(1,328)	(4,169)	(4,173)	4	0.1
Gains (losses) on disposals of non-current assets	26	16	23	14	9	°
Impairment reversals (losses) on non-current assets	-	(7)	(3,182)	(12)	(3,170)	°
Operating profit (loss) (EBIT)	1,888	1,423	1,847	4,304	(2,457)	(57.1)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(7)	9	(19)	48	(67)	°
Other income (expenses) from investments	-	(1)	15	1	14	°
Finance income	(41)	(684)	1,644	2,780	(1,136)	(40.9)
Finance expenses	(464)	132	(3,110)	(4,330)	1,220	28.2
Profit (loss) before tax from continuing operations	1,376	879	377	2,803	(2,426)	°
Income tax expense	(456)	(217)	(1,237)	(899)	(338)	(37.6)
Profit (loss) from continuing operations	920	662	(860)	1,904	(2,764)	°
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-	(11)	(2)	(9)	°
Profit (loss) for the period	920	662	(871)	1,902	(2,773)	°
Attributable to:
• Owners of the Parent	807	608	(1,206)	1,819	(3,025)	°
• Non-controlling interests	113	54	335	83	252	°

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		3rd Quarter 2011	3rd Quarter 2010	9 months to 9/30/2011	9 months to 9/30/2010

Profit (loss) for the period	(a)	920	662	(871)	1,902
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		4	15	9	30
Loss (profit) transferred to the Separate Consolidated Income Statement		-	(1)	1	4
Income tax expense		(3)	(3)	(4)	(10)
	(b)	1	11	6	24
Hedging instruments:
Profit (loss) from fair value adjustments		608	(998)	262	396
Loss (profit) transferred to the Separate Consolidated Income Statement		(484)	817	150	(294)
Income tax expense		(35)	47	(115)	(29)
	(c)	89	(134)	297	73
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(494)	(231)	(851)	358
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		-	-	75	-
Income tax expense		-	-	-	-
	(d)	(494)	(231)	(776)	358
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		(1)	(42)	-	12
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-	-	-
Income tax expense		-	-	-	-
	(e)	(1)	(42)	-	12
Total	(f=b+c+d+e)	(405)	(396)	(473)	467
Total Profit (loss) for the period	(a+f)	515	266	(1,344)	2,369
Attributable to:
• Owners of the Parent		479	268	(1,372)	2,196
• Non-controlling interests		36	(2)	28	173

TELECOMITALIA GROUP–CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		9/30/2011 (a)	12/31/2010 (b)	Change (a-b)

Assets
Non-current assets
Intangible assets
Goodwill		40,565	43,923	(3,358)
Other Intangible assets		7,260	7,936	(676)
		47,825	51,859	(4,034)
Tangible assets
Property, plant and equipment owned		14,260	15,238	(978)
Assets held under finance leases		1,112	1,177	(65)
		15,372	16,415	(1,043)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		66	85	(19)
Other investments		42	43	(1)
Securities, financial receivables and other non-current financial assets		2,737	1,863	874
Miscellaneous receivables and other non-current assets		1,116	934	182
Deferred tax assets		1,218	1,863	(645)
		5,179	4,788	391
Total Non-current assets	(a)	68,376	73,062	(4,686)
Current assets
Inventories		527	387	140
Trade and miscellaneous receivables and other current assets		7,813	7,790	23
Current income tax receivables		122	132	(10)
Securities other than investments		1,030	1,316	(286)
Financial receivables and other current financial assets		571	438	133
Cash and cash equivalents		4,142	5,526	(1,384)
Current assets sub-total		14,205	15,589	(1,384)

Discontinued operations/Non-current assets held for sale		-	389	(389)
of a financial nature		-	-	-
of a non-financial nature		-	389	(389)

Total Current assets	(b)	14,205	15,978	(1,773)
Total Assets	(a+b)	82,581	89,040	(6,459)

(millions of euros)		9/30/2011 (a)	12/31/2010 (b)	Change (a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		26,268	28,819	(2,551)
Equity attributable to non-controlling interests		3,550	3,736	(186)
Total Equity	(c)	29,818	32,555	(2,737)
Non-current liabilities
Non-current financial liabilities		34,255	34,348	(93)
Employee benefits		1,041	1,129	(88)
Deferred tax liabilities		1,047	991	56
Provisions		827	860	(33)
Miscellaneous payables and other non-current liabilities		1,080	1,086	(6)
Total non-current liabilities	(d)	38,250	38,414	(164)
Current liabilities
Current financial liabilities		4,475	6,882	(2,407)
Trade and miscellaneous payables and other current liabilities		9,831	10,954	(1,123)
Current income tax payables		207	235	(28)
Current liabilities sub-total		14,513	18,071	(3,558)

Liabilities directly associated with Discontinued operations/ Non-current assets held for sale		-	-	-
of a financial nature		-	-	-
of a non-financial nature		-	-	-

Total Current liabilities	(e)	14,513	18,071	(3,558)
Total Liabilities	(f=d+e)	52,763	56,485	(3,722)
Total Equity and Liabilities	(c+f)	82,581	89,040	(6,459)

TELECOMITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		9 months to 9/30/2011	9 months to 9/30/2010

Cash flows from operating activities:
Profit (loss) from continuing operations		(860)	1,904
Adjustments for:
Depreciation and amortization		4,169	4,173
Impairment losses (reversals) on non-current assets (including investments)		3,196	71
Net change in deferred tax assets and liabilities		583	383
Losses (gains) realized on disposals of non-current assets (including investments)		(37)	(15)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		19	(48)
Change in employee benefits		(95)	204
Change in inventories		(124)	107
Change in trade receivables and net amounts due from customers on construction contracts		131	(335)
Change in trade payables		(496)	(808)
Net change in current income tax receivables/payables		(30)	(190)
Net change in miscellaneous receivables/payables and other assets/liabilities		(166)	(889)
Cash flows from (used in) operating activities	(a)	6,290	4,557
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,309)	(1,249)
Purchase of tangible assets on an accrual basis		(1,881)	(1,689)
Total purchase of intangible and tangible assets on an accrual basis		(3,190)	(2,938)
Change in amounts due to fixed asset suppliers		(536)	(633)
Total purchase of intangible and tangible assets on a cash basis		(3,726)	(3,571)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(20)	(3)
Acquisitions/Disposals of other investments		(1)	(35)
Change in financial receivables and other financial assets		(471)	(86)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		51	142
Proceeds from sale/repayment of intangible, tangible and other non-current assets		412	47
Cash flows from (used in) investing activities	(b)	(3,755)	(3,506)
Cash flows from financing activities:
Change in current financial liabilities and other		448	1,245
Proceeds from non-current financial liabilities (including current portion)		2,445	1,659
Repayments of non-current financial liabilities (including current portion)		(4,986)	(4,915)
Consideration paid for equity instruments		-	-
Share capital proceeds/reimbursements (including subsidiaries)		-	67
Dividends paid		(1,326)	(1,061)
Changes in ownership interests in consolidated subsidiaries		(155)	-
Cash flows from (used in) financing activities	(c)	(3,574)	(3,005)
Cash flows from (used in) discontinued operations/ non-current assets held for sale	(d)	-	-
Aggregate cash flows	(e=a+b+c+d)	(1,039)	(1,954)
Net cash and cash equivalents at beginning of the period	(f)	5,282	5,484
Net foreign exchange differences on net cash and cash equivalents	(g)	(132)	83
Net cash and cash equivalents at end of the period	(h=e+f+g)	4,111	3,613

Additional Cash Flow Information

(millions of euros)	9 months to 9/30/2011	9 months to 9/30/2010

Income taxes (paid) received	(701)	(683)
Interest expense paid	(2,273)	(2,338)
Interest income received	845	837
Dividends received	1	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)	9 months to 9/30/2011	9 months to 9/30/2010

Net cash and cash equivalents at beginning of the period:
Cash and cash equivalents - from continuing operations	5,526	5,504
Bank overdrafts repayable on demand - from continuing operations	(244)	(101)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	81
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	5,282	5,484
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations	4,142	3,818
Bank overdrafts repayable on demand - from continuing operations	(31)	(206)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	1
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	4,111	3,613

TELECOMITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	9/30/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	24,114	24,589	(475)
Amounts due to banks, other financial payables and liabilities	8,794	8,317	477
Finance lease liabilities	1,347	1,442	(95)
	34,255	34,348	(93)
Current financial liabilities(*)
Bonds	2,839	4,989	(2,150)
Amounts due to banks, other financial payables and liabilities	1,385	1,661	(276)
Finance lease liabilities	251	232	19
	4,475	6,882	(2,407)
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total Gross financial debt	38,730	41,230	(2,500)
Non-current financial assets
Securities other than investments	(12)	(13)	1
Financial receivables and other non-current financial assets	(2,725)	(1,850)	(875)
	(2,737)	(1,863)	(874)
Current financial assets
Securities other than investments	(1,030)	(1,316)	286
Financial receivables and other current financial assets	(571)	(438)	(133)
Cash and cash equivalents	(4,142)	(5,526)	1,384
	(5,743)	(7,280)	1,537
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(8,480)	(9,143)	663
Net financial debt carrying amount	30,250	32,087	(1,837)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(302)	(619)	317
Adjusted net financial debt	29,948	31,468	(1,520)
Breakdown as follows:
Total adjusted gross financial debt	36,343	39,383	(3,040)
Total adjusted financial assets	(6,395)	(7,915)	1,520
(*)of which current portion of medium/long-term debt:
Bonds	2,839	4,989	(2,150)
Amounts due to banks, other financial payables and liabilities	906	919	(13)
Finance lease liabilities	251	232	19

TELECOMITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	3rd Quarter 2011	3rd Quarter 2010	9 months to 9/30/2011	9 months to 9/30/2010		Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	4,742	4,941	14,098	15,032	(4.0)	(6.2)	(5.7)
EBITDA	2,446	2,290	6,993	7,210	6.8	(3.0)	(4.9)
EBITDA margin	51.6	46.3	49.6	48.0	5.3pp	1.6pp	0.4pp
EBIT	1,536	1,280	850	4,038	20.0	(78.9)	(4.2)
EBIT margin	32.4	25.9	6.0	26.9	6.5pp	(20.9)pp	0.5pp
Capital expenditures	657	666	2,015	2,153	(1.4)	(6.4)
Headcount at period-end (number)			56,700	(*)56,530		0.3

(*) Headcount at December 31, 2010.

Core Domestic

(millions of euros)	3rd Quarter 2011	3rd Quarter 2010	9 months to 9/30/2011	9 months to 9/30/2010	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	4,497	4,688	13,450	14,251	(4.1)	(5.6)	(5.4)
Consumer	2,323	2,419	6,848	7,360	(4.0)	(7.0)	(6.5)
Business	799	856	2,457	2,640	(6.7)	(6.9)	(6.9)
Top	794	829	2,412	2,537	(4.2)	(4.9)	(4.9)
National Wholesale	522	518	1,576	1,546	0.8	1.9	1.9
Other	59	66	157	168	(10.6)	(6.5)	(6.5)
EBITDA	2,386	2,214	6,818	6,987	7.8	(2.4)	(4.5)
EBITDA margin	53.1	47.2	50.7	49.0	5.9pp	1.7pp	0.5pp
EBIT	1,510	1,215	763	3,887	24.3	(80.4)	(3.3)
EBIT margin	33.6	25.9	5.7	27.3	7.7pp	(21.6)pp	0.6pp
Capital expenditures	642	648	1,982	2,108	(0.9)	(6.0)
Headcount at period-end (number)			55,673	(*)55.475		0.4

(*) Headcount at December 31, 2010.

International Wholesale

(millions of euros)	3rd Quarter 2011	3rd Quarter 2010	9 months to 9/30/2011	9 months to 9/30/2010	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	369	402	1.011	1.207	(8.2)	(16.2)	(13.3)
Of which third parties	259	280	690	861	(7.5)	(19.9)	(14.2)
EBITDA	63	78	184	228	(19.2)	(19.3)	(17.5)
EBITDA margin	17.1	19.4	18.2	18.9	(2.3)pp	(0.7)pp	(0.9)pp
EBIT	28	65	89	149	(56.9)	(40.3)	(32.1)
EBIT margin	7.6	16.2	8.8	12.3	(8.6)pp	(3.5)pp	(2.4)pp
Capital expenditures	14	18	33	47	(22.2)	(29.8)
Headcount at period-end (number)			1,027	(*) 1,055		(2.7)

(*) Headcount at December 31, 2010.

DOMESTIC–Revenues details fixed lines/mobile

(millions of euros)	9 months to 9/30/2011			9 months to 9/30/2010			Change%
Market segment	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)

Consumer	6,848	3,297	3,676	7,360	3,523	3,999	(7.0)	(6.4)	(8.1)
Business	2,457	1,647	841	2,640	1,747	928	(6.9)	(5.7)	(9.4)
Top	2,412	1,863	615	2,537	1,948	660	(4.9)	(4.4)	(6.8)
National Wholesale	1,576	2,276	121	1,546	2,181	183	1.9	4.4	(33.9)
Other	157	152	33	168	148	52	(6.5)	2.7	(36.5)
Total Core Domestic	13,450	9,235	5,286	14,251	9,547	5,822	(5.6)	(3.3)	(9.2)
International Wholesale	1,011	1,011		1,207	1,207		(16.2)	(16.2)
Eliminations	(363)	(206)		(426)	(238)		(14.8)	(13.4)
Total Domestic	14,098	10,040	5,286	15,032	10,516	5,822	(6.2)	(4.5)	(9.2)

(*)The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

***

BRAZIL

	(millions of euros)			(millions of Brazilian reais)					Change %
	3rd Quarter 2011	3rd Quarter 2010	9 months to 9/30/2011	9 months to 9/30/2010	3rd Quarter 2011 (a)	3rd Quarter 2010 (b)	9 months to 9/30/2011 (c)	9 months to 9/30/2010 (d)	(a/b)	c/d)	Organic (c/d)

Revenues	1,896	1,623	5,395	4,498	4,371	3,677	12,375	10,532	18.9	17.5	17.5
EBITDA	496	458	1,444	1,281	1,144	1,038	3,313	2,999	10.2	10.5	10.7
EBITDA margin	26.2	28.2	26.8	28.5	26.2	28.2	26.8	28.5	(2.0)pp	(1.7)pp	(1.7)pp
EBIT	243	167	683	332	560	385	1.567	778	45.4	101.4	102.4
EBIT margin	12.8	10.5	12.7	7.4	12.8	10.5	12.7	7.4	2.3pp	5.3pp	5.3pp
Capital expenditures	363	234	807	741	837	526	1,852	1,736	59.1	6.7
Headcount at period-end (number)							10,223	(*) 10,114		1.1

(* ) Headcount at December 31, 2010.

***

ARGENTINA

(millions of euros)			(millions of Argentine pesos)						Change %
	3rd Quarter 2011	3rd Quarter 2010	9 months to 9/30/2011	9 months to 9/30/2010	3rd Quarter 2011 (a)	3rd Quarter 2010 (b)	9 months to 9/30/2011 (c)	9 months to 9/30/2010 (d)	(a/b)	(c/d)

Revenues	813	741	2,324	2,049	4,774	3,768	13,357	10,485	26.7	27.4
EBITDA	253	237	759	689	1,487	1,202	4,363	3,524	23.7	23.8
EBITDA margin	31.1	31.9	32.7	33.6	31.1	31.9	32.7	33.6	(0.8)pp	(0.9)pp
EBIT	121	154	378	449	713	784	2,175	2,299	(9.1)	(5.4)
EBIT margin	14.9	20.8	16.3	21.9	14.9	20.8	16.3	21.9	(5.9)pp	(5.6)pp
Capital expenditures	126	113	331	309	737	578	1,904	1,583	27.5	20.3
Headcount at period-end (number) (**)							16,249	(*)15,650		3.8

(*) Headcount at December 31,2010.

(**) Includes employees with temp work contracts: 8 at  September 30,2011 and 18 at December 31,2010.

***

OLIVETTI

(millions of euros)	3rd Quarter 2011	3rd Quarter 2010	9 months to 9/30/2011	9 months to 9/30/20110	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)

Revenues	65	83	226	259	(21.7)	(12.7)
EBITDA	(12)	(8)	(36)	(24)	(50.0)	(50.0)
EBITDA margin	(18.5)	(9.6)	(15.9)	(9.3)	(8.9)pp	(6.6)pp
EBIT	(13)	(9)	(40)	(27)	(44.4)	(48.1)
EBIT margin	(20.0)	(10.8)	(17.7)	(10.4)	(9.2)pp	(7.3)pp
Capital expenditures	1	1	4	4	-	-
Headcount at period-end (number)			1,090	(*)1,090		-

(*) Headcount at December 31, 2010.

***

TELECOMITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

TELECOM ITALIA GROUP – CHANGE IN ADJUSTED NET FINANCIAL DEBT, DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Change in adjusted net financial debt

(millions of euros)	9 months to 9/30/2011	9 months to 9/30/2010	Changes

EBITDA	9,175	8,475	700
Capital expenditures on an accrual basis	(3,190)	(2,938)	(252)
Change in net operating working capital:	(1,318)	(1,823)	505
Change in inventories	(124)	107	(231)
Change in trade receivables and net amounts due on construction contracts	131	(335)	466
Change in trade payables (*)	(1,032)	(1,441)	409
Other changes in operating receivables/payables	(293)	(154)	(139)
Change in provisions for employees benefits	(95)	204	(299)
Change in operating provisions and Other changes	(48)	(467)	419
Net operating free cash flow	4,524	3,451	1,073
% of Revenue	20.5	17.3	3.2pp

Sale of investments and other disposals	463	848	(385)
Financial investments	(183)	(39)	(144)
Telecom Italia (PAD) and Telecom Italia Media capital increase	-	67	(67)
Dividends	(1,326)	(1,061)	(265)
Finance expenses, income taxes and Other net non-operating requirements	(1,958)	(2,302)	344
Decrease/(Increase) in adjusted net financial debt	1,520	964	556

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of September 30, 2011 represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing on August 2014, by the syndacated Revolving Credit Facility for the total amount of 1.25 billion euros maturing on February 2013 and by the Revolving Credit Facility for the total amount of 200 million euros signed on December 20, 2010 and maturing on June 19, 2012 (extendable, at Telecom Italia’s discretion, until December 18, 2013):

(billions of euro)	9/30/2011		12/31/2010
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	1.25	--	1.25	--
Revolving Credit Facility – due August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility due June 2012 (extendable until December 2013)	0.2	0.12	0.2	0.12
Total	9.45	1.62	9.45	1.62

On August 3rd, 2011 a 5-year bilateral standby credit facility has been signed (due on August 3rd, 2016) for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first nine months of 2011, we point out the following events:

NEW ISSUES

(millions of original currency)	Currency	Amount	Issue date

Telecom Italia S.p.A. 750 million euros 4.75% due 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% due 1/25/2016	Euro	1,000	1/25/2011

REPAYMENTS

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Capital S.A. Floating Rate Notes 850 million USD 3M USD, LIBOR +0.61%, guaranteed by Telecom Italia S.p.A.	USD	850	7/18/2011
Telecom Italia Capital S.A. 750 million USD 6.2%, guaranteed by Telecom Italia S.p.A.	USD	750	7/18/2011
Telecom Italia Finance S.A. 7.50% 1,791 million euros (1)	Euro	1,791	4/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million USD, 3M USD LIBOR +0.48%, guaranteed by Telecom Italia S.p.A.	USD	400	2/1/2011
Telecom Italia S.p.A. 4.5% 750 million euros	Euro	750	1/28/2011

(1)  Net of 209 million euros repurchased from the company during the years 2009-2011.

BUYBACKS

As already occurred in the last years, during the first nine months of 2011 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	Currency	Amount	Buyback period

Buybacks
Telecom Italia Finance S.A. 1,791 million euros 7.50% due April 2011 (1)	Euro	93	January- March 2011
Telecom Italia Finance S.A. 801 million euros 7.25% due April 2012	Euro	199	January- September 2011

(1) During the years 2009 and 2010 the company has already repurchased 116 million euros, so that the total amount of the buy-back is equal to 209 million euros.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 280 million euros (nominal value) as of September 30, 2011 and decreased by 25 million euros in comparison with December 31, 2010 (305 million euros).

The nominal amount of repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of September 30, 2011 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 4,659 million euros with the following detail:

•

1,250 million euros, due February 1, 2012;

•

108 million euros, due March 14, 2012;

•

801 million euros, due April 24, 2012;

•

1,000 million euros, due December 6, 2012;

•

850 million euros, due January 24, 2013;

•

650 million euros, due March 21, 2013.

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that 1,057 million euros (on a total amount of 2,770 million euros at September 30, 2011), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches (except for some records of regulation clearly required), the company must give immediate communication to the EIB which can require guarantees or changes in the contract of funding;

•

in case the company commits herself to maintain in other contracts of funding, among other things, financial parameters, cross default clauses, limitations in the sale of assets or in the constitution of ties not present or more tighten or more favourable than those granted to the EIB, this last will have the right to demand – if those expectations should have negative consequences on the financial capacity of Telecom Italia S.p.A. – the constitution of guarantees or the amendment of the loan in order to have an equivalent regulation in favour of the EIB. That expectation (“Clause for inclusion”) -  provided only in the loan contracted on August 5, 2011 for the amount of 100 million euros – is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

for all the loans without bank guarantee, if the credit rating of the medium-long term debt not subordinated and not guaranteed of the Company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees provided by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount. The existing rating levels don’t entail the constitution of new guarantees nor the repayment of the loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring 2013.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). Similar covenants can be found in the export credit agreements.

Telecom Italia is also involved in some agreements which obliged the communication of the change of control:

•

Multi currency revolving credit facility (8,000,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on August 1st, 2005,and subsequently amended. In the event of a change of control, Telecom Italia must inform the agent of this within 5 business days and the agent, on behalf of the financing banks, must negotiate in good faith to determine how the relationship can continue. None of the parties will be required to continue such negotiations beyond a term of 30 days, upon the expiry of which, in the absence of any agreement, the facility will cease to be effective and Telecom Italia will be required to return the sums eventually disbursed to it (presently equivalent to 1,500,000,000 euros). Conventionally, a change of control does not arise in cases where control, within the meaning of art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, as of the date of the signing of the agreement, directly or indirectly hold more than 13% of the voting rights in shareholders’ meetings or (ii) by investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) that entered into a shareholder agreement on April 28, 2007 concerning the Telecom Italia shares or else (iii) by a combination of entities belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on February 12, 2010 and it provides for a regime similar to that contained in the facility of August 1st, 2005, but updated to take into account the October 28, 2009 amendment of the shareholder agreement of April 28, 2007. No change of control therefore arises in cases where the control, within the meaning of art. 2359 of the Italian Civil Code, is directly or indirectly acquired (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining otherwise unchanged;

•

Revolving credit facility (200,000,000 euros). This agreement was entered into by Telecom Italia and Unicredit S.p.A. on December 20, 2010 and it provides for a regime substantially similar to that contained in the facility of February 12, 2010. The disbursed amount is actually equal to 120,000,000 euros;

•

Bonded loans. The rules on loans issued within the context of the EMTN Programmes, both Olivetti and Telecom Italia and the loans denominated in US dollars, typically provide that, in the event of mergers or transfers of all or substantially all of the assets of the issuer or guarantor company, the absorbing or transferee company must assume all of the obligations of the absorbed or transferring company. The non-fulfilment of the obligation, if not remedied, sets up an event of default;

•

Contracts with the European Investment Bank (EIB). In the contracts entered into by Telecom Italia and the EIB, for a total maximum amount of 2.75 billion euros, there is a duty to inform the Bank promptly of any modifications regarding the Bylaws or the distribution of the capital among the shareholders that could entail to a change of control. Any failure to provide this information leads to the termination of the contract, which also occurs when a shareholder, who does not hold at least 2% of the share capital as of the date of signing the contract, comes to hold more than 50% of the rights to vote in ordinary shareholders’ meetings or, however, a number of shares representing more than 50% of the share capital, in case that, according to the reasonable judgment of the Bank, this could cause prejudice to the Bank or compromise the performance of the financing project. In this regard, it’s specified that in the loan contracted on August 5, 2011 and in the three contracts – assisted, respectively, by bank guarantee and guarantee issued by Sace S.p.A. – signed on September 26, 2011, there is change of control if a subject or a group of subjects acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change of control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary board or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or their subsidiaries. Furthermore, the contracts guaranteed and signed on September 26, 2011, for the total amount of 200 million euros, provide the clause for inclusion according to which in case Telecom Italia commits herself to maintain in other loans financial parameters not present or more tighten or more favourable than those granted to the EIB, this last will have the right to demand – if those expectations should have negative consequences on the financial capacity of Telecom Italia S.p.A. – the constitution of guarantees or the amendment of the loan in order to have an equivalent clause in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

Export Credit Agreement (nominal outstanding amount of 50 million euros). The contract was signed in 2004 by Telecom Italia with Société Générale and the repayment of the loan is due in 2013. It established that, in case of change of control and following failed agreement with the lender bank, Telecom Italia must repay the outstanding loan at the first date in which the interest payment occurred.

Furthermore, in the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Finally, we point out that on September 30, 2011 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOMITALIA GROUP–EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	9 months to 9/30/2011	9 months to 9/30/2010

Acquisition of goods and services - Other operating expenses:
Sundry expenses	(2)	(12)
Expenses for corporate-related transactions	(3)	-
Employee benefit expenses:
Expenses for mobility under Law 223/91	(2)	(240)
Impact on EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	(7)	(252)
Gains (losses) on disposals of non–current assets:
Net gains on disposal of Elettra	-	19
Net gain on disposal of Loquendo	35	-
Impairment reversals (losses) on non-current assets:
Core Domestic goodwill impairment charge	(3.182)	-
Provision for risks and charges on investments	-	(3)
Impact on EBIT - Operating profit	(3.154)	(236)
Other income/(expenses) from investments:
Net gain on disposal of EtecSA (Cuba)	17	-
Net gains on disposal of Other investments	(1)	1
Impact on profit (loss) before tax from continuing operations	(3.138)	(235)
Effects of income taxes on non-recurring items	2	68
Discontinued operations	(11)	(2)
Impact on profit (loss) for the period	(3.147)	(169)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 11th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager
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